                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                                  CPI Corp.
                              -----------------
                               (Name of Issuer)

                   Common Stock, Par Value $0.40 Per Share
           --------------------------------------------------------
                        (Title of Class of Securities)

                                  125-902106
                                -------------
                                (CUSIP Number)




Barry C. Arthur                             with copies to:
Alyn V. Essman                              John A. Rava, Esq.
Russell Isaak                               Husch & Eppenberger, LLC
Patrick J. Morris                           100 North Broadway, Suite 1300
Fran Scheper                                St. Louis, Missouri 63102-2789
c/o CPI Corp.                               (314) 421-4800
1706 Washington Avenue
St. Louis, Missouri 63103                   William F. Wynne, Jr., Esq.
(314) 231-1575                              White & Case LLP
                                            1155 Avenue of the Americas
                                            New York, New York 10036
                                            (212) 819-8200
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                                June 15, 1999
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

---------------
1 Although each of the Reporting Persons (defined in Item 2) disclaims (i) membership in a group with the other Reporting Persons and (ii) beneficial ownership of the other Reporting Persons' shares of Common Stock

                                                            (continued.....)

----------------
(.....continued)

     (defined in Item 1), this Statement on Schedule 13D is filed because the Reporting Persons may be deemed to act as a group pursuant to Rule 13d-5(b)(1). In addition, Alyn V. Essman files this Statement on Schedule 13D in accordance with Rule 13d-1(e)(1) since his shares of Common Stock are now held with the purpose of changing control of the Issuer (defined in Item 1).

                                 SCHEDULE 13D

---------------------------------              --------------------------------
 CUSIP No. 125-902106                                   Page 3 of 14 Pages
---------------------------------              --------------------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Barry C. Arthur
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                                    (b)  |X|
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
NUMBER OF SHARES                 | 7 |  SOLE VOTING POWER
BENEFICIALLY OWNED BY            |   |  65,897
EACH REPORTING PERSON            |---|-----------------------------------------
WITH                             | 8 |  SHARED VOTING POWER
                                 |   |  923
                                 |---|-----------------------------------------
                                 | 9 |  SOLE DISPOSITIVE POWER
                                 |   |  65,897
                                 |---|-----------------------------------------
                                 |10 |  SHARED DISPOSITIVE POWER
                                 |   |  923
-------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         66,820            (See Item 5)
-------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

         CERTAIN SHARES                                     |X|
-------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.7%
-------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


---------------------------------              --------------------------------
 CUSIP No. 125-902106                                   Page 4 of 14 Pages
---------------------------------              --------------------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Alyn V. Essman
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                                    (b)  |X|
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   / /
         PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
NUMBER OF SHARES                 | 7 |  SOLE VOTING POWER
BENEFICIALLY OWNED BY            |   |  531,913
EACH REPORTING PERSON            |---|-----------------------------------------
WITH                             | 8 |  SHARED VOTING POWER
                                 |   |  0
                                 |---|-----------------------------------------
                                 | 9 |  SOLE DISPOSITIVE POWER
                                 |   |  531,913
                                 |---|-----------------------------------------
                                 |10 |  SHARED DISPOSITIVE POWER
                                 |   |  0
-------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         531,913            (See Item 5)
-------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

         CERTAIN SHARES                                     |X|
-------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.2%
-------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------------------              --------------------------------
 CUSIP No. 125-902106                                   Page 5 of 14 Pages
---------------------------------              --------------------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Russell Isaak
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                                    (b)  |X|
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       / /
         PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
NUMBER OF SHARES                 | 7 |  SOLE VOTING POWER
BENEFICIALLY OWNED BY            |   |  333,361
EACH REPORTING PERSON            |---|-----------------------------------------
WITH                             | 8 |  SHARED VOTING POWER
                                 |   |  19
                                 |---|-----------------------------------------
                                 | 9 |  SOLE DISPOSITIVE POWER
                                 |   |  333,361
                                 |---|-----------------------------------------
                                 |10 |  SHARED DISPOSITIVE POWER
                                 |   |  19
-------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         333,380            (See Item 5)
-------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

         CERTAIN SHARES                                     |X|
-------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.3%
-------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------------------              --------------------------------
 CUSIP No. 125-902106                                   Page 6 of 14 Pages
---------------------------------              --------------------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Patrick J. Morris
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                                    (b)  |X|
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
          OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       / /
         PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
NUMBER OF SHARES                 | 7 |  SOLE VOTING POWER
BENEFICIALLY OWNED BY            |   |  182,924
EACH REPORTING PERSON            |---|-----------------------------------------
WITH                             | 8 |  SHARED VOTING POWER
                                 |   |  450
                                 |---|-----------------------------------------
                                 | 9 |  SOLE DISPOSITIVE POWER
                                 |   |  182,924
                                 |---|-----------------------------------------
                                 |10 |  SHARED DISPOSITIVE POWER
                                 |   |  450
-------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         183,374              (See Item 5)
-------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

         CERTAIN SHARES                                     |X|
-------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.8%
-------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------------------              --------------------------------
 CUSIP No. 125-902106                                   Page 7 of 14 Pages
---------------------------------              --------------------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fran Scheper
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                                    (b)  |X|
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       / /
         PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Austria
-------------------------------------------------------------------------------
NUMBER OF SHARES                 | 7 |  SOLE VOTING POWER
BENEFICIALLY OWNED BY            |   |  30,244
EACH REPORTING PERSON            |---|-----------------------------------------
WITH                             | 8 |  SHARED VOTING POWER
                                 |   |  816
                                 |---|-----------------------------------------
                                 | 9 |  SOLE DISPOSITIVE POWER
                                 |   |  30,244
                                 |---|-----------------------------------------
                                 |10 |  SHARED DISPOSITIVE POWER
                                 |   |  816
-------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         31,060            (See Item 5)
-------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

         CERTAIN SHARES                                     |X|
-------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%
-------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

Item 1.  Security and Issuer

                  This statement on Schedule 13D relates to the common stock, par value $0.40 per share, (the "Common Stock") of CPI Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 1706 Washington Avenue, St. Louis, Missouri 63103.


Item 2.  Identity and Background

                  This statement on Schedule 13D is being filed by Barry C. Arthur, Alyn V. Essman, Russell Isaak, Patrick J. Morris and Fran Scheper (collectively, the "Reporting Persons").

                  The attached Schedule A is a list of the Reporting Persons which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

                  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

                  Although each of the Reporting Persons disclaims (i) membership in a group with the other Reporting Persons and (ii) beneficial ownership of the other Reporting Persons' shares of Common Stock, if the Reporting Persons are deemed to act as a group, each of the Reporting Persons would be deemed to have acquired, without the use of any funds, the shares beneficially owned by the other members of the group as a result of an agreement that each such Reporting Person has entered into with SPS International (defined in Item 4) to vote their shares in favor of the Merger Transaction (defined in
Item 4) and against a competing extraordinary corporate event.


Item 4.  Purpose of the Transaction

                  Each of the Reporting Persons has individually agreed with SPS International Holdings, Inc. ("SPS International") to vote his or her shares of Common Stock (i) in favor of a merger (the "Merger Transaction") between the Issuer and SPS Acquisition, Inc. ("SPS Acquisition"), a wholly-owned subsidiary of SPS International, and (ii) against any extraordinary corporate transaction competing with the Merger Transaction. As currently contemplated, the Merger Transaction would result (i) in the merger of SPS Acquisition with and into the Issuer and (ii) SPS International owning all of the outstanding Common Stock. Each of the Reporting Persons has individually agreed with SPS International in a Subscription Agreement between the

Reporting Person and SPS International, a form of which is attached as Exhibit A hereto, to vote to approve the Agreement and Plan of Merger, dated as of June 15, 1999, by and among SPS International, SPS Acquisition and the Issuer (the "Merger Agreement"), a copy of which is attached hereto as Exhibit B. As a result of each Reporting Person's separate agreement with SPS International, the Reporting Persons may be deemed to be voting as a group pursuant to Rule 13d-5(b)(1).

                  Except as set forth in the preceding paragraph and as otherwise contemplated by the Merger Agreement and the Merger Transaction, none of the Reporting Persons has any current plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of the Issuer by any Person; (h) any of the Issuer's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

                  Notwithstanding the foregoing, the Reporting Persons may in the future determine to acquire additional Common Stock or to dispose of Common Stock.

Item 5.  Interest in Securities of the Issuer

                   (a) Reference is made to the applicable cover page for each Reporting Person for information concerning (i) the number of shares of Common Stock beneficially owned by such Reporting Person and (ii) the percentage of outstanding Common Stock beneficially owned by such Reporting Person, in each case as of the date of this filing. Although the Reporting Persons may be deemed a group pursuant to Rule 13d-5(b)(1), each of the Reporting Persons disclaims
(i) membership in a group with the other Reporting Persons and (ii) beneficial ownership of the other Reporting Persons' shares of Common Stock. The figures on the cover page for Mr. Essman exclude 40,000 shares of Common Stock owned by his wife and 111,100 gifted by Mr. Essman to the Essman Family Charitable Foundation as to which he disclaims beneficial ownership.

                  (b) Reference is made to the applicable cover page for each Reporting Person for information concerning beneficial ownership of shares of Common Stock as to which such Reporting Person has sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition, in each case as of the date of this filing. Although the Reporting Persons may be deemed a group pursuant to Rule 13d

-5(b)(1), each of the Reporting Persons disclaims (i) membership in a group with the other Reporting Persons and (ii) beneficial ownership of the other Reporting Persons' shares of Common Stock. The figures on the cover page for Mr. Essman exclude 40,000 shares of Common Stock owned by his wife and 111,100 gifted by Mr. Essman to the Essman Family Charitable Foundation as to which he disclaims beneficial ownership.

                  Each of the Reporting Persons other than Mr. Essman shares the power to vote and dispose of shares held under the CPI Corp. Employees' Profit Sharing Plan and Trust (the "Profit Sharing Plan") with the Profit Sharing Plan's trustee. The trustee of the Profit Sharing Plan is American Express Trust Company, a subsidiary of American Express Company, organized under the laws of the State of Minnesota (the "Trustee"). The Trustee's principal place of business is 733 Marquette Avenue, Minneapolis, Minnesota 55402, and its principal office is 733 Marquette Avenue, Minneapolis, Minnesota 55402. The trustee's principal business is the provision of trustee, custodial, record-keeping and investment management services for pension, profit-sharing, 401(k) and other qualified and non-qualified employee benefit plans.

                  During the last five years, the Trustee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Plan Trustee was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

                  (c) During the past sixty days, none of the Reporting Persons acquired or disposed of beneficial ownership of Common Stock except as set forth in Schedule B attached hereto.

                  (d) Except as described in the succeeding sentence, no person other than the Reporting Persons has the right to receive dividends on Common Stock beneficially owned by the Reporting Persons described in this Schedule 13D and proceeds from the sale thereof. The Plan Trustee receives dividends on Common Stock and proceeds from the sale of Common Stock and holds such dividends and proceeds on behalf of the Reporting Person who beneficially owns such shares.

                  (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Each of the Reporting Persons has entered into a Subscription Agreement with SPS International. Section 5.1 of such Subscription Agreements contains a provision in which such Reporting Person agrees to vote his or her shares of Common Stock (i) to approve the Merger Agreement, (ii) in favor of the Merger Transaction and (iii) to reject any competing extraordinary corporate transaction.

Item 7.           Material to be filed as Exhibits:

                  Exhibit A -   Form of Subscription Agreement

                  Exhibit B - Agreement and Plan of Merger, dated as of June 15, 1999, by and among SPS International Holdings, Inc., SPS Acquisition, Inc. and CPI Corp.

                                  SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 27, 1999




                                                   /s/ Barry C. Arthur
                                             By: ----------------------------
                                                 Name: Barry C. Arthur


                                                   /s/ Alyn V. Essman
                                             By: ----------------------------
                                                 Name: Alyn V. Essman


                                                   /s/ Russell Isaak
                                             By: ----------------------------
                                                 Name: Russell Isaak


                                                   /s/ Patrick J. Morris
                                             By: ----------------------------
                                                 Name: Patrick J. Morris


                                                   /s/ Fran Scheper
                                             By: ----------------------------
                                                 Name: Fran Scheper

                                                                      SCHEDULE A

REPORTING PERSONS
-----------------
                                                                                    Present Principal
 Name and Citizenship                      Business Address                       Occupation or Employment
---------------------                      ----------------                       ------------------------
Barry C. Arthur                            CPI Corp.                              Executive Vice President of
United States of America                   1706 Washington Avenue                 Finance and Chief Financial Officer
                                           St. Louis, Missouri 63103

Alyn V. Essman                             CPI Corp.                              Chairman, Chief Executive
United States of America                   1706 Washington Avenue                 Officer and Director
                                           St. Louis, Missouri 63103

Russell Isaak                              CPI Corp.                              President and Director
United States of America                   1706 Washington Avenue
                                           St. Louis, Missouri 63103

Patrick J. Morris                          CPI Corp.                              Senior Executive Vice President,
United States of America                   1706 Washington Avenue                 President of Portrait
                                           St. Louis, Missouri 63103              Studio Division and Director

Fran Scheper                               CPI Corp.                              Executive Vice President of
Austria                                    1706 Washington Avenue                 Human Resources
                                           St. Louis, Missouri 63103

                                                                     SCHEDULE B
                                                                     ----------

                  Following are the transactions in Common Stock effected by the Reporting Persons in the past 60 days.

                  1. Alyn v. Essman made charitable contributions in an aggregate amount of 90,000 shares of Common Stock on September 22, 1999.